Exhibit 99.6

BANCO ITAÚ HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

Authorized Capital: up to 2,000,000,000 shares
Subscribed and Paid-in Capital: R$ 14,254,213,000.00 – 1,221,996,220 shares

MEETING OF THE BOARD OF DIRECTORS
OF AUGUST 6, 2007

The Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. met on August 6, 2007 at 5 p.m. at the company’s registered offices, in the presence of the legal quorum and under the chairmanship of the Vice President Dr. José Carlos Moraes Abreu, the members of the Fiscal Council also being present, pursuant to Paragraph 3 of Article 163 of Law 6,404/76, for examining the proposal of convening the General Stockholders’ Meeting to be held on August 27, 2007 at 3 p.m. to deliberate on the following:

“PROPOSAL OF THE BOARD OF DIRECTORS
Stockholders,

The Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A., with the purpose of improving share liquidity and a consequent adjustment in the value of market prices at a more attractive level for trading, believes it is opportune to submit the following agenda for the examination and approval of the General Stockholders Meeting:

I – INCREASE IN LIMITS OF AUTHORIZED CAPITAL

- increase in the limits of authorized capital from 2,000,000,000 to 4,000,000,000 of book entry shares with no par value, being 2,000,000,000 ordinary and 2,000,000,000 preferred shares;

II – STOCK SPLIT

- to effect a stock split in a ratio of 100% of the existing 1,221,996,220 shares making up the subscribed capital stock, book entry shares increasing to 2,443,992,440 with no par value, being 1,253,000,512 common and 1,190,991,928 preferred shares, with no alteration in the monetary expression of the capital stock;

- as a consequence of this stock split:

➢	the stockholders shall receive 1 (one) new share for each existing share held of the same type;

➢

the monthly dividends shall be adjusted at the same ratio as the proposed stock split, that is, the payout changing from R$ 0.024 per share to R$ 0.012 per share, the new shares resulting from the stock split to enjoy full rights to any distribution of income which may be declared following the date of the General Stockholders’ Meeting convened for examining this proposal;

➢

the existing shares issued by Banco Itaú Holding Financeira S.A. shall continue to trade with stock split rights and the new shares, resulting from the split, shall be available for trading once due ratification of the General Meeting’s deliberations is received from the Central Bank of Brazil and to be the subject of an announcement to the market;

BANCO ITAÚ HOLDING FINANCEIRA S.A. Page 2 Meeting of the Board of Directors of August 6, 2007

- simultaneously to the operation in the Brazilian Market, the securities traded in the International Market shall be split in a ratio of 100%, as follows:

➢ in the United States Market (NYSE), where currently each ADR - American DEPOSITARY Receipts represents 1 (one) preferred share, investors will receive 1 (one) new ADR for each ADR held;

➢ in the Argentinean Market (BCBA), where currently each CEDEAR – Certificado de Depósito Argentino represents 1 (one) preferred share, investors will receive 1 (one) new CEDEAR for each CEDEAR held;

III - ALTERATIONS TO THE BYLAWS

- as a result of the preceding items, to alter the wording in Article 3 (caption sentence and 3.1) of the Bylaws, to register the new quantities of shares and the consequent adjustment in the value of the minimum annual dividend assured to preferred shares, from R$ 0.55 per share to R$ 0.0275 per share, as follows:

‘Article 3 - CAPITAL AND SHARES – The capital stock is R$ 14,254,213,000.00 (fourteen billion, two hundred and fifty-four million, two hundred and thirteen thousand Reais), represented by 2,443,992,440 (two billion, four hundred and forty-three million, nine hundred and ninety-two thousand, four hundred and forty) book entry shares with no par value, of which 1,253,000,512 (one billion two hundred and fifty-three million, five hundred and twelve) common and 1,190,991,928 (one billion one hundred and ninety million, nine hundred and ninety-one thousand, nine hundred and twenty-eight) preferred shares with no voting rights but with the following advantages: I – priority in receiving a minimum non-cumulative annual dividend of R$ 0.0275 per share, to be restated in the event of a stock split or reverse stock split; II – the right – in the event of the sale of a controlling stake – to be included in the public offering to acquire shares with a price equal to 80% (eighty percent) of the value paid for each share enjoying voting rights and comprising the controlling stockholding block, guaranteeing a dividend at least equal to that paid on the common shares.

3.1.

Authorized Capital - The company is authorized to increase its capital stock based on the decisions of the Board of Directors, independently of any change in the Bylaws, up to a limit of 4,000,000,000 (four billion) shares being 2,000,000,000 (two billion) common shares and 2,000,000,000 (two billion) preferred shares. Share issues through the Stock Exchanges, public subscription and exchange of shares via a public offering for the acquisition of control, may be effected irrespective of the preemptive rights of the pre-existing stockholders (Article 172 of Law 6,404/76).’

Finally it is proposed to publish the meeting’s minutes omitting the names of the Stockholders present according to the provisions of Paragraph 2, Article 130 of Law 6,404/76.

This is the proposal which we submit for the examination of Stockholders. São Paulo-SP, August 6, 2007. (signed) José Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Carlos da Camara Pestana, Fernão Carlos Botelho Bracher, Geraldo José Carbone, Guillermo Alejandro Cortina, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni – Directors.”

BANCO ITAÚ HOLDING FINANCEIRA S.A. Page 3 Meeting of the Board of Directors of August 6, 2007

The President then informed that in accordance with item III, Article 163 of Law 6,404/76, the Fiscal Council had opined favorably as to the proposal for modifying the capital stock and had issued the following opinion, drafted to the appropriate register:

“OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of BANCO ITAÚ HOLDING FINANCEIRA S.A. have examined the Board of Director’s Proposal of today’s date with respect to: 1) the increase in the limit of authorized capital to 4,000,000,000 book entry shares, being 2,000,000,000 ordinary shares and 2,000,000,000 preferred shares; 2) the stock split in the ratio of 100% of 1,221,996,220 shares representing the subscribed capital stock. The councilors, believing the Proposal to be fully justified on technical grounds, do hereby declare their agreement that the said Proposal be submitted for the examination of the General Meeting. São Paulo-SP, August 6, 2007. (signed) Iran Siqueira Lima, Albero Sozin Furuguen and Marcos de Andrade Reis Villela.”

Having been discussed and voted, the above Proposal was fully and unanimously approved by the Board of Directors, which authorized the publication of the convening notice to the said General Meeting.

With no further items on the agenda, the Chairman requested the drafting of the minutes. These having been read and approved, were signed by all, the meeting being declared concluded. São Paulo-SP, August 6, 2007. (signed) José Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Carlos da Camara Pestana, Fernão Carlos Botelho Bracher, Geraldo José Carbone, Guillermo Alejandro Cortina, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer